SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON. DC 20549

                              FORM 12b-25

                      Notification of Late Filing

     X Form 10-QSB

                                 PART I
                          REGISTRANT INFORMATION

           Full name of registrant Garden Bay International, Ltd.
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           Address of principal executive office (street and Number)

              77-513 Ashberry Court, Palm Desert, CA 92211
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                        City, state and zip code
                                 PART II

                         RULE 12B-25(b) AND (c)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed
   X due date: or the subject quarterly report or transition report on Form 10-Q, 10QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date: and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                PART III
                                NARRATIVE

The Company's accountants have not yet finished the "Reviewed" financial statements for the first quarter for the 10QSB.


                                PART IV
                            OTHER INFORMANTON

     (1) Name and telephone number of person to contact in regard to this notification.

Reuben McDonald-
President                               (760) 409-6749
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(Name)                                 (Area Code) (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify reports.

                                                            X Yes

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by earnings statements to be included in subject report or portion thereof?

                                                            X No

     If so attach explanation of the anticipated change, both narrative and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of results cannot be made.

                        GARDEN BAY INTERNATIONAL, LTD.
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             (Name of Registrant as Specified in Charter)

     Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


                      RUBEN MCDONALD
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Date May 3/2002 By \\ Reuben McDonald\\ President